Exhibit 99.1

July 12, 2013 - Vancouver, BC, ALDA Pharmaceuticals Corp. (AHP:   TSX-V) (the “Company” or “ALDA”) announces that it has entered into a Memorandum of Understanding (“MoU”) with a Chinese company, Hangzhou Kangjiale Tourism Articles Co. Ltd. (“Hangzhou”), to manufacture, distribute and sell in China the Company’s patented T36® liquid disinfectant and gel sanitizer technology, subject to the following terms:

1.   The parties agree to establish a Sino-Foreign Joint Venture (“SFJV”) Company in China with ALDA owning forty nine percent (49%) and Hangzhou owning fifty-one percent (51%).

2.   ALDA shall invest its T36® patent and all technology know-how valued at one million US dollars and Hangzhou shall invest one million US dollars in cash into the SFJV Company.

3.   Net profits of the SFJV Company shall be shared 49% to ALDA and 51% to Hangzhou.

Hangzhou Kangjiale Tourism Articles Co. Ltd. is an established and diversified group of companies, headquartered in Hangzhou, Zhejiang Province, China, with holdings in the life- sciences, pharmaceuticals, tourism, antiques, consumer products and other industries and possesses  an  established  sales  and  distribution  system  throughout  China.     Its  Hangzhou Chemicals Factory, which has current sales of over RMB 30 Million (US$ 5 million), manufactures a broad range of industrial chemicals and disinfectants for the China market and will be manufacturing ALDA’s patented T36® range of consumer and industrial disinfectant products for sales and distribution throughout China.

According to the recent Wharton Global Consulting Practicum (“GCP”) report, the Chinese medical disinfectant market, “Already exceeds RMB 6.5B (US$ 1 billion), China’s medical disinfectant market is expected to grow steadily at 15% over the next five years.   Beyond medical disinfectants, opportunities abound in China’s nascent home-use disinfectants market which is approximately RMB 14 billion (US$ 2.2 billion) and growing at 13% per year and the market for commercial-use disinfectants is approximately RMB 4 billion (US$ 666 million) and growing at 15% per year.

This rapidly growing consumer and commercial disinfectants market in China augurs well for sales of ALDA’s patented T36® range of products in China and continued, long-term revenue generation for the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Alda Pharmaceuticals Corp.

July 12, 2013

  News Release

On behalf of:

ALDA Pharmaceuticals Corp.

Jamie Lewin, Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release